EXHIBIT 99.1
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[LOGO - ABITIBI CONSOLIDATED]
                                                                    NEWS RELEASE
                                                                         A (TSX)
                                                                      ABY (NYSE)

           ABITIBI-CONSOLIDATED REPORTS SECOND QUARTER NET EARNINGS OF
     $147 MILLION Operating results impacted by strength of Canadian dollar

Q2 2003 SUMMARY

o        Sales of $1.2 billion
o        EBITDA of $112 million
o        Net earnings of $147 million

o        SG&A of $44 million
o        Lumber duties of $20 million
o        Interest expense down 16% from Q2 2002

MONTREAL, JULY 23, 2003 - Abitibi-Consolidated Inc. reported today second quarter net earnings of $147 million, or 34 cents a share compared to $203 million, or 46 cents a share in the same quarter of 2002. Included in the current quarter's results is an after-tax gain of $246 million compared to $211 million in the second quarter of 2002 on translation of foreign currencies, primarily from the Company's debt which is mainly denominated in U.S. dollars.

Though not a GAAP-measure, the net loss would have been $99 million, or 23 cents per share before this currency adjustment. This loss is slightly higher than the loss of $90 million, or 20 cents a share in the previous quarter. (see Table 1 of MD&A)

The second quarter operating loss from continuing operations was $46 million compared to an operating profit from continuing operations of $94 million for the same period last year, including the positive impact of a $32 million provision reversal on lumber duties. (see Table 2 of MD&A)

The change in profitability when compared to the second quarter of 2002 is largely attributable to lower prices for the Company's value-added papers and lumber, higher costs for wood fibre and energy, a stronger Canadian dollar as well as the $32 million provision reversal mentioned above. Offsetting these elements were higher North American newsprint selling prices and higher wood products volumes.

"The effect of a rising Canadian dollar took its toll on our operating results during the quarter, but we've seen these exchange levels before as well as the resulting price pressure on commodities produced outside the U.S.," said President and Chief Executive Officer, John W. Weaver. "We managed the second quarter prudently, showing financial discipline and strategic resolve. In line with our announced August newsprint price increase of US$50, we continue to forecast a firmer second half to 2003, following 12 of the last 13 months showing ad lineage growth and 5 of the last 6 months posting improved newsprint consumption."

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The Company took 226,000 tonnes of market-related newsprint downtime in North
America during the quarter.

CURRENCY
The Canadian dollar strengthened by an average of 11% against the U.S. dollar compared to the same period last year. The Company estimates the impact of this appreciation on its operating profit to be approximately $33 million in the second quarter.

INTEREST EXPENSE
During the quarter, the Company's interest expense was $18 million lower than the same quarter last year and $8 million less than the previous quarter. Apart from the weakening U.S. dollar, the year-over-year reduction resulted from debt repayment following the Saint-Felicien market pulp mill spin-off.

CAPEX
The Company revised its annual capital expenditure outlook in the second quarter, reducing it by 10%, bringing the total 2003 capex program to $270 million. Year-to-date, $94 million has been spent, as the project to convert the Alma, Quebec newsprint mill to produce Equal Offset(TM) continued on schedule and on budget. The Company continues to expect the mill to exit newsprint and begin producing Equal Offset(TM) in the second quarter of 2004.

WORKING CAPITAL
The Company remains focused on generating cash, in part by reducing working capital through the reduction of accounts receivable, finished goods, spare parts and wood inventories. During the first half of 2003, working capital was reduced by $50 million compared with an increase of $142 million for the same period last year.

NOTES OFFERING
On June 18, the Company took advantage of the historically low U.S. interest-rate environment by issuing US$500 million of notes in order to smooth out its long-term debt maturity schedule. The refinancing created additional financial flexibility without increasing long-term debt and consisted of US$150 million in 5-year, 5.25% notes and US$350 million in 10-year, 6% notes. The proceeds were used to repay outstanding debt under the Company's credit facilities. (See Table 3 of MD&A)

A conference call hosted by management to discuss quarterly results will be held today at 11am (Eastern time). The call will be webcast at WWW.ABITIBICONSOLIDATED.COM, under the "Investor Relations" section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live call can access a replay along with the slide presentation, both of which will be archived online.

Abitibi-Consolidated is the world's leading producer of newsprint and value-added paper as well as a major producer of wood products, generating sales of $5.1 billion in 2002. With 16,000 employees, the Company does business in more than 70 countries. Responsible for the forest management of 18 million hectares, Abitibi-Consolidated is committed to the sustainability of the natural resources in its care. The Company is also the world's largest recycler of newspapers and magazines, serving 17 metropolitan areas with more than 10,000 collection points. Abitibi-Consolidated operates 27 paper

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mills, 21 sawmills, 3 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the UK, South Korea, China and Thailand.


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CONTACTS:
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INVESTORS AND ANALYSTS:             MEDIA:
Lorne Gorber                        Marc Osborne
Manager, Investor Relations         Manager, Corporate Communications &
(514) 394-2360                      Media Relations
                                    (514) 394-2340


FORWARD-LOOKING STATEMENTS
This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.